UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10 - SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                         FOUNTAIN COLONY VENTURES, INC.
                         ------------------------------
             (Exact name of registrant as specified in its charter)



           Colorado                SEC File No.                   95-4723110
           --------                ------------                   ----------
(State or Other Jurisdiction of     33-27230.                   (IRS Employer
Incorporation or Organization)                               Identification No.)



                                 1621 Altivo Way
                          Los Angeles, California 90026
                          -----------------------------
                    (Address of principal executive offices)


               Registrant's telephone number, including area code:
               ---------------------------------------------------
                                 (818) 980-0929


              Securities to be registered pursuant to Section 12(b)
                                  of the Act:
                                  -----------
                                      NONE


           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK PAR VALUE $.001
                          ----------------------------
                                (Title of class)

                              CROSS-REFERENCE SHEET
                            BETWEEN FORM 10 SB FILING
                             AND ITEMS OF FORM 10 SB




Item        Item Caption                              Location in Filing
 No.

 1.  Description of Business                     The Company; Business

 2.  Management's Discussion and Analysis        Financial Information
     or Plan of Operation

 3.  Description of Property                     Property

 4.  Security Ownership of Certain               Principal Stockholders
     Beneficial Owners and Management

 5.  Directors, Executive Officers,              Management
     Promoters and Control Persons

 6.  Executive Compensation                      Executive Compensation

 7.  Certain Relationships and Related           Certain Relationships with
     Transactions                                Management

 8.  Legal Proceedings                           Legal Proceedings

 9.  Market for Common Equity and Related        Market for Common Stock
     Stockholder Matters

10.  Recent Sales of Unregistered Securities     Recent Sales of Unregistered
                                                 Securities

11.  Description of Securities                   Description of Capital Stock

12.  Indemnification of Directors and Officers   Indemnification

13.  Financial Statements                        Financial Statements

14.  Changes in and Disagreements with           Financial Information
     Accountants and Financial Disclosure

15.  Financial Statements and Exhibits           Financial Statements; Exhibits

                                TABLE OF CONTENTS



                                                                       Page No.

The Company                                                               1

Business                                                                  1

Executive Compensation                                                    7

Property                                                                  7

Management                                                                7

Certain Relationships with Management                                     9

Principal Stockholders                                                    10

Description of Capital Stock                                              10

Market for Common Stock                                                   11

Recent Sales of Unregistered Securities                                   11

Legal Proceedings                                                         11

Indemnification                                                           12

Financial Information                                                     12

Financial Statements                                                      13

Signatures                                                                14

                                   THE COMPANY


General


     Fountain Colony Ventures, Inc.(the "Company") is a Coloardo corporation organized on February 16, 1999. The Company is the successor corporation to Fountain Colony Holding Corporation, a Delaware corporation, by virtue of a Plan of Merger entered into on February 25, 1999. Reference to the Company through this Registration Statement is deemed to include reference to its successor corporation.

     Like its predecessor, the Company's business purpose is to acquire a business opportunity which Management believes offers potential long-term growth. The Company will seek to acquire majority interests in an existing business or purchase assets which it will use to establish a business.

     The Company does not intend to become involved in any business which would require it to register as a securities broker-dealer under the Securities Exchange Act of 1934, as an investment advisor under the Investment Advisor's Act of 1940; or as an investment company under the Investment Company Act of 1940. Except as set forth herein under BUSINESS - Forms of Combination, Management's discretion is otherwise unrestricted and it may participate in any business which may, in the opinion of Management, meet the business objectives discussed herein.

     Management believes that business opportunities will become available to the Company due primarily to its status as a publicly-held company, and its flexibility in structuring and participating in business opportunities. The Company has no agreement or understanding to acquire or participate in any business opportunity, nor does it currently have any opportunity under investigation. Decisions as to which business opportunity to pursue will be made by Management of the Company, which will in all probability act without the consent, vote, or approval of the Company's stockholders.

     The Company's offices are located at 1621 Altivo Way, Los Angeles, California 90026. Its telephone number is (818) 980-0929 and telecopier number is (818) 980-8746.



                                    BUSINESS

Introduction

     The Company is a development stage enterprise which proposes to engage in the active search for a business combination or merger opportunity which, in the opinion of Management, will enhance stockholder value.

     Management believes that business opportunities will become available to the Company due primarily to its status as a publicly-held company, and its flexibility in structuring and participating in business opportunities. The proposed corporate structure of the Company has not been the subject of a feasibility study or market research nor is Management aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for target company stockholders. Therefore, there can be no assurance that a market exists for such a corporate vehicle. At present, there are no plans, agreements, understandings, or commitments to acquire or participate in any business opportunity nor has the Company solicited, received or considered any proposals regarding a possible combination or merger. Further, there can be no assurance that the Company will be successful in locating a suitable entity for a merger or that the Company will be able to consummate a combination.

Forms of Combination

     The manner in which the Company participates in a business opportunity is predicated on the nature of the opportunity, the respective needs and desires of the Company and the promoters of the combination, and the relative negotiating strength of the Company and such promoters. It is likely that a combination will take the form of a merger, consolidation, asset acquisition or some other form of combination. The "target" entities may include private companies, partnerships, or sole proprietorships.

     In transacting a combination, a significant amount of additional shares of the Company's Common Stock may be issued. The Company is authorized to issue 50,000,000 shares of Common Stock of which 900,000 shares are issued and outstanding. In the event that a substantial number of shares are issued pursuant to a transaction, present Management and current stockholders may not have control of a majority of the voting shares of the Company. Further, as part of such a transaction, the Company's Management may be requested to relinquish its positions and new directors and officers may be appointed without a vote by stockholders. Moreover, no assurance can be given as to the experience or qualifications of such persons either in the operation of the activities of the Company or in the operation of the business, asset or property being combined.

     The Company does not propose to restrict its search for combination opportunities to any particular industry, and may, therefore, engage in essentially any business. Management contemplates that the Company will seek to merge with or acquire a target company with either assets or earnings, or both. The Company has not established a specific level of earnings or assets below which it would not consider a merger or acquisition with a target company.

     The Company intends to obtain, if possible, audited financial statements for the entity which it acquires. It is expected that audited financials will help Management to understand the financial position of the company it acquires and will also help the Company in complying with the financial reporting requirements of the Securities Exchange Act of 1934, if the acquisition would fall within the ambit of such law.

     It is anticipated that business opportunities will become available to the Company from various sources, including its Directors and Officers, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individuals other than its Directors and Officers to act as finders of opportunities for the Company.

Plan of Acquisition

     The Directors and Officers of the Company will undertake the analysis of business opportunities. Management will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, Management intends to follow a systematic approach to identify its most suitable acquisition candidates.

     Management intends to concentrate on identifying any number of preliminary prospects which may be brought to its attention through present associations or unsolicited. Management will then apply certain broad criteria to the preliminary prospects. Essentially, this will entail a determination by Management whether or not the prospects are in an industry which appears promising and whether or not the prospects themselves have potential within their own industries.

     During this initial screening process, Management will ask and receive answers to questions framed to provide appropriate threshold information, depending upon the nature of the prospect's business. Such evaluation is not expected to be an in-depth analysis of the target company's operations, although it will encompass a look at most, if not all, of the same areas to be examined once, if and when, a target company is selected for an in-depth review. For example, at this stage, Management may look at a prospect's unaudited balance sheet. However, when a prospect is selected for an in-depth review, Management will review the prospect's audited financial statements. Nevertheless, Management anticipates this evaluation will entail a broad overview of the business of the target company and should allow a significant percentage of preliminary prospects to be eliminated from further consideration.

     Management will conduct an in depth analysis of five major areas of concern with respect to the target company as follows:

     1. Managerial and Financial Stability. Management will review audited financial statements of the target company and will also research the background of each director and member of management of the target company in order to discern whether the stability of the target company is such that further negotiations are warranted.

     2. Industry Status. Management will research the potential of the target company's industry. The concern here is whether the industry is in a growth, stagnant or declining stage.

     3. Production of Product. If the target company is a manufacturer, Management will review whether it has the necessary resources or access to the necessary resources and supplies to produce a quality product in a timely manner.

     4. Acceptance and Potential of Product. Management will review the acceptance of the target company's product in the market place. Management will also determine whether or not there is potential for the product to be workable and to fulfill its intended purpose.

     5. Development of Target Company. Management will review the target company's state of development (examples: start-up stage, established company, etc.).

     The foregoing is an outline of the areas of concern which most often arise and merit careful scrutiny by Management. Because of the possible varieties of target companies which may come to the attention of Management, additional factors will most likely be considered in any given analysis. Also, the procedures used in such a review are expected to vary depending on the target company being analyzed. Management may select a target company for further negotiations even though the target may not receive a favorable evaluation in one or more of the five primary areas of concern.

     Management expects to enter into further negotiations with various target company managements following successful conclusion of the initial financial and evaluation studies. Negotiations with target company management will be expected to focus on the percentage of the Company which target company stockholders would acquire in exchange for their shareholdings in the target company. Depending on, amongst other things, the target company's assets and liabilities.

     The Company's stockholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's stockholders.

     Management does not intend to force an active participation in the affairs of the acquired company. However, Management will evaluate any opportunity offered for such participation if such participation was a necessary ingredient of a merger. It is not the intention of Management to seek such participation. Management will in all likelihood be requested to relinquish any voting control it may exercise prior to a merger to the present management of the business which is acquired.

     Current Management would clearly not control the surviving company following such a dilution and will not be in a position to demand an active participation and therefore would not participate unless invited to do so.

     The final stage of any merger or acquisition to be effected by the Company will require the Company to retain the services of counsel and a qualified accounting firm in order to properly effect the merger or acquisition. The Company may be expected to incur significant legal fees and accounting costs during the final stages of a merger or acquisition. Management intends to retain legal and accounting services only on an as-needed basis in the latter stages of a proposed merger or acquisition.

     The interest of Management is to increase stockholder value. If successful all the stockholders, including Management, will benefit. Management's objective is to issue restricted shares of the Company to acquire a private company which is a going concern. If Management is requested to sell a portion of its shares, give away a portion of its shares or cancel a portion of its shares to obtain such a merger, then Management will face a conflict of interest. Presently, Management has no plan on how to deal with this conflict and believes no general plan can be formulated at this time; this may adversely affect the Company's ability to successfully conclude a subsequent merger or acquisition. Conflict resolutions will otherwise be handled on a case-by-case basis. If the conflict cannot be resolved, litigation could therefore occur, which would likely damage the Company's prospects.

     There are no corporate policies, board resolutions or bylaws which deal with conflicts of interest with respect to the sale of shares of the company's shares by Management and none are anticipated to be placed into effect. (See "Conflicts of Interest.")

     Management cannot commit at this time as to whether a stockholder will have the right to vote to complete a merger/acquisition as the nature of the transaction, and the needs of the candidate will dictate the legal requirements of the transaction.

     In connection with the acquisition of a private business, the Company may not obtain an independent appraisal of the value of the acquired business. Such omission by the Company could result in an overvaluation or other related errors which then could adversely effect the price paid by the Company for the private business. It is probable that an existing stockholder's future share values would be adversely effected by factors including but not limited to excess dilution, reduced dividends, if any, and the lack of a market for his or her shares.

     Should a stockholder wish to challenge the Company in Court to reverse a merger or otherwise assert damages against the Company's Management for neglect of fiduciary duties in the construction of a merger or acquisition, the legal remedy available to that stockholder under state corporate law will most likely be prohibitively expensive and time consuming to the Company.

     The Company has in effect no bylaws, understandings, agreements or resolutions which prevent related party transactions. Such bylaws or resolutions could be changed by Management initiative. No such changes are presently being considered.

     There are no present plans, proposals, or arrangements to sell or issue additional shares of the Company prior to an acquisition or a merger.

Competition
-----------

     The Company is and will remain an insignificant participant amongst the firms which engage in mergers with and acquisitions of privately-held entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's lack of working capital resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to its competitors.

Regulation and Taxation
-----------------------

     The Company could be subject to regulation under the Investment Company Act of 1940 in the event the Company obtains and continues to hold a minority interest in a number of entities. However, Management intends to seek at most one or two mergers or acquisitions and Management's plan of operation is based on the Company obtaining a controlling interest in any merger or acquisition target company and, accordingly, the Company may be required to discontinue any prospective merger or acquisition of any company in which a controlling interest will not be obtained.

     The Company could also be required to register under the Investment Company Act of 1940 in the event the Company comes within the definition of an Investment Company contained in that Act due to its assets consisting principally of shareholdings held in a number of subsidiaries. Management intends to seek at most one or two mergers or acquisitions, which transactions will result in the Company holding only majority interest in subsidiaries.

     Any securities which the Company acquires in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933 (the "1933 Act"). If the Company elected to resell such securities, such sale could not proceed unless the Securities and Exchange Commission had declared a Registration Statement effective or an exemption from registration was available. Section 4(2) of the 1933 Act, which exempts sales of securities not involving a public offering, would in all likelihood be available since it is likely that any such sale would be a block sale to a private investor to raise additional capital. Although Management's plan of operation does not contemplate resale of securities acquired, in the event such a sale were necessary, the Company would be required to comply with the provisions of the 1933 Act.

     As a condition of a merger or acquisition, it is possible that the target company's management may request registration of the Company's Common Stock to be received by target company stockholders. In such event, the Company could incur significant registration costs. Management intends to require the target company to bear most, if not all, of the cost of any such registration. Alternatively, the Company may issue "restricted securities" to a prospective target company, which securities may be subsequently registered for sale or sold in accordance with Rule 144 of the Securities Act of 1933.

     The Company intends to structure a merger or acquisition in such a manner as to minimize federal and state tax consequences to the Company and any target company.

     In the course of a merger or acquisition the Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the target company. Presently, under the provisions of federal and various state tax laws, a qualified reorganization between business entities will generally result in tax-free treatment to the parties of the reorganization. This generally requires the company to acquire at least 80% of the combined voting power of the acquired company plus at least 80% of the total number of shares of all other classes of stock in exchange for the voting stock of the acquiring company.

     While the Company expects to structure any merger or acquisition in a manner which will minimize federal and state tax consequences to both the Company and the target company, there is no assurance that such a business combination will meet the statutory requirements of a re-organization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have a substantial adverse effect on the Company. Further, there is no assurance that federal and state tax laws may not be amended in the foreseeable future to preclude the Company, as well as others, from availing itself of the tax-free treatment presently afforded business entities engaged in mergers and acquisitions.

     As of the date hereof no arrangements for merger or acquisition have been made.

Executive Compensation

     Pursuant to an oral agreement, the Company's sole Director and Officer does not receive any remuneration for his services but will be compensated for expenses, if any, incurred on behalf of the Company. Future compensation to the Directors and or Officers will be decided by the Board of Directors. Such transactions will not be conducted at arm's length. (See "Property" and "Certain Transactions with Management.")

Employees

     The Company is a development stage operation and currently has no employees other than its sole Director and Officer. The need for employees and their availability will be addressed as circumstances warrant.

Property

     The Company utilizes the offices of its sole Director and Officer, Patrick
C. Brooks, on a month-to-month basis. With effect from January 1, 1999, the Company has paid Mr. Brooks $500 per month for this usage. Management does not foresee the need for separate offices until business circumstances dictate otherwise.


                                   MANAGEMENT

     The following sets forth information concerning the Directors and Officers of the Company:

             Name                Age        Positions
             ----                ---        ---------

       Patrick C. Brooks         52         Director, President, Chief Financial
                                            Officer and Secretary

     The following sets forth certain biographical information pertaining to the Directors and Officers of the Company:

Patrick C. Brooks

     Mr. Brooks has served as the Company's sole member of the Board of Directors and as its President, Chief Financial Officer and Secretary since Fabruary 1999. He served as the sole member of the Borad of Directors, President, Chief Financial Oficer and Secretary of the Company's predecessor from August 1979 until its merger with the Company. He also served as a member of the Board of Directors and President of the Company's predecessor entity from 1989 to 1991.

     Formerly, Mr. Brooks served as Chairman and President of Bio-Dental Technologies Corporation, a publicly-held company traded on the NASDAQ Stock Exchange. Additionally, he served as joint principal and owner of Thunderbird Securities Corporation and Meridian Securities, Inc., both companies being securities-broker dealers licensed by the Securities and Exchange Commission and the N.A.S.D.

     From 1987 to 1990, Mr. Brooks was the promoter and sponsor of three publicly-held Business Investment Companies. In the fifteen years prior to 1987 he served in the casualty insurance industry in successively advancing underwriting positions with major European and American insurance companies.

     From August 1997 to June 1999, Mr. Brooks has served of President and Director of Reliance Resources, Inc., a publicly-held corporation. Since 1989 he has served as President and Director of Goldcrest Corporation, a publicly-held corporation. Since 1991 he has served as President and Director of Avocet Ventures Inc., a publicly-held corporation. Since November 1997, Mr. Brooks has served as a Director and President of Laurel Dental Plan, Inc., a dental managed care organization based in southern California. Additionally, he serves as a Director and Officer of several privately-held corporations.

Conflicts of Interest

     The Directors and Officers of the Company are not required to devote their full-time efforts to the business of the Company. They are engaged in and may continue to be engaged in other business pursuits outside the Company, and potential conflicts may arise regarding, amongst other things, time, effort and corporate opportunities. The Company's sole Director and Officer, Mr. Brooks, serves as a Director and full-time President of a privately-held dental managed care organization. Therefore, the time he can devote to the Company is necessarily limited. He expects to devote not more than 24 hours per month to the Company's business. Mr. Brooks also serves as sole Director and Officer of Goldcrest Corporation, a publicly-held company as well as sole Director and Officer of Avocet Ventures Inc., a publicly-held company. Both of these companies are currently seeking business opportunities. Accordingly, if Mr. Brooks became aware of a business opportunity, he may be faced with a question as to which company he should refer such an opportunity. The Company's Directors and Officers are not obligated to present any particular business opportunity to the Company. However, Mr. Brooks has undertaken to submit to the Company any business opportunity submitted to him in his capacity as a Director or Officer of the Company. Whilst the Directors and Officers intend to observe their duties as Directors and Officers and controlling stockholders of the Company, there can be no assurance that in the event of a conflict of interests, the conflict will be resolved wholly in favor of the Company to the satisfaction of its stockholders.

     As at September 30, 1996, the Company had accrued liabilities of $30,000. In August 1997, the Company issued 330,000 shares of its Common Stock to Mr. Patrick C. Brooks, its sole Officer and Director, as consideration for satisfying $15,000 of those liabilities. This transaction was not conducted at arm's length.

     The Company does not compensate its Directors and Oficers. However, the Company's Directors and Officers may, after an acquisition transaction has been competed, be compensated for services rendered thereafter should same be desired by the Company. In such event, a conflict of interest may arise as to the type and amount of compensation to be paid. A conflict of interest may also arise as Directors and Officers offer business opportunities to the Company or assist the Company in the selection of a business opportunity.

     The Company has established the following procedures which may be followed in the resolution of any future conflict of interest between the Company and any of its officers, directors, or stockholders:

     1. No director, officer or stockholder shall have any duty or responsibility to make any business opportunity, investment opportunity or transaction available to the Company;

     2. The existence of a conflict of interest shall be disclosed to the Board of Directors;

     3. The Board of Directors, with the interested Director being counted for purposes of the establishment of a quorum, but abstaining from voting on all matters in which he has an interest, shall approve transactions;

     4. Conflicts of interest shall not be required to be submitted to stockholders for approval nor shall notice be required to be given to the stockholder; and

     5. No independent studies, reports or opinions shall be required in connection with the resolution of a conflict of interest; however, should the Board of Directors, in the exercise of its sole discretion, determine to obtain an independent study, report or opinion, the Board of Directors shall be entitled to solely rely thereon. In addition to the foregoing, the law of the state of Delaware permits additional procedures which may be followed by the Company in resolving any conflict of interest.

Stockholders who believe that the Company has been harmed by the failure of a Director or Officer to appropriately resolve any conflict may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.


                      CERTAIN RELATIONSHIPS WITH MANAGEMENT

     As at September 30, 1996, the Company had accrued liabilities of $30,000. In August 1997, the Company issued 330,000 shares of its Common Stock to Mr. Patrick C. Brooks, its sole Director and Officer, as consideration for satisfying $15,000 of those liabilities. This transaction was not conducted at arm's length.

The Company utilizes the offices of its sole Director and Officer, Patrick C. Brooks, on a month-to-month basis. With effect from January 1, 1999, the Company has paid Mr. Brooks $500 per month for this usage. Additionally, the Company pays Mr. Brooks $250 per month for administrative services which includes the use of telephone, telecopier, computers, office fixtures and fittings, and secretarial services. This transaction was not conducted at arm's length.

     As of the date hereof, the Company accrued liabilities of $27,600 to its sole Director and Officer in consideration for satisfying Company liabilities to third parties and accrued rental and administrative charges. No interest is being charged at this time for the provision of this capital. (See "Financial Information.")

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, by each director and by each executive officer of the Company. All shares are held beneficially and of record, and each recorded stockholder has sole voting, investment and dispositive power.

                                      Shares Beneficially         Percentage of
Name                                         Owned                Shares Owned
----                                         -----                ------------

Patrick C. Brooks (1)                       300,000                   36.7
1621 Altivo Way
Los Angeles, CA 90026

Directors and Officers as a Group           330,000                   36.7

(1) Director and/or Officer of the Company



                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $.001 per share. There are 900,000 shares of Common Stock issued and outstanding held by 52 stockholders of record.

     Holders of Common Stock are entitled to one vote per share in each matter to be decided by stockholders. The Common Stock has no redemption provisions and no preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available thereof. Upon liquidation of the Company, after provisions for payment of all of the Company's debts and obligations, if any, the holders of Common Stock may share ratably in the Company's assets. The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock with a par value of $.001 per share. The Board of Directors is authorized to divide any or all of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of each series so established. The Board of Directors, without stockholder approval, could issue the Preferred Stock with conversion and/or voting rights superior to those of the Company's shares of Common Stock. No Preferred Stock is currently outstanding nor is there in effect any Board of Directors' resolution with respect thereto. The issuance of Preferred Stock pursuant to the authority of the Board of Directors could adversely afect the rights of the holders of the Common Stock.

Transfer Agent and Registrar

     The Transfer Agent sand Registrar for the Common Stock of the Company is First American Stock Transfer, Inc. of Phoenix, Arizona.


                             MARKET FOR COMMON STOCK

     There has not been a public market for the Company's securities during the past five years.


                     RECENT SALES OF UNREGISTERED SECURITIES

     On August 28, 1997, the Company issued 630,000 shares of common stock as consideration for the payment of liabilities totaling $30,000 as of the fiscal year ended September 30, 1996. Of the share issuance, 330,000 shares were issued to a director/officer in consideration for satisfying $15,000 of those expenses and 300,000 shares were issued to eight other parties in consideration for satisfying $15,000 of those expenses.

     There were no underwriter' discounts or commissions involved in the above transactions. Such securities were not registered under the Securities Act of 1933. The transactions described were exempt from registration under Section 4(2) of the Act as transactions by an issuer not involving a public offering.



                                    DIVIDENDS

     Holders of the shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.


                                     REPORTS

     The Company will furnish annual audited financial information to its stockholders and such other interim reports as Management deems appropriate.


                                LEGAL PROCEEDINGS

     The Company knows of no litigation pending, threatened or contemplated, or unsatisfied judgment against it, or any proceedings in which the Company is a party. The Company knows of no legal actions pending or threatened or judgment entered against any Director or Officer of the Company in his/her capacity as such.

                                 INDEMNIFICATION

     The Directors and Officers of the Company are accountable to the Company as fiduciaries, which means that such Directors and Officers are required to exercise good faith and integrity in handling the Company's affairs. A stockholder may be able to institute legal proceedings on behalf of himself and all other similarly situated stockholders to recover damages where the Company has failed or refused to obey the law. Stockholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations.

     The Company's By-laws provide for the indemnification of Directors and Officers relating to their activities on behalf of the Company to the fullest extent permitted by the laws of the state of Colorado.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company, the Company acknowledges that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer, director or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



                              FINANCIAL INFORMATION


Management's Discussion and Analysis of Plan of Operation

     Fountain Colony, Inc. is a Colorado corporation organized on February 16, 1999. The Company has not conducted any operations since incorporation other than capital formation.

     The Company's business purpose is to acquire a business opportunity which Management believes offers potential long-term growth. The Company will seek to acquire majority interests in an existing business or purchase assets which it will use to establish a business.

     As of the date hereof, the Company has no assets and liabilities of $27,600 owed to its sole Director and Officer in consideration for satisfying Company liabilities to third parties and accrued rental and administrative charges. No interest is being charged at this time for the provision of this capital. The Company continues to experience a lack of working capital and a source for such capital. In these circumstances, there can be no assurance that the Company will be able to meet its current and ongoing financial obligations or continue in business. In the absence of working capital or a source of such funds, Management may recommend the liquidation of the Company in which event stockholders will loose any value their investment may have had. Until such an eventuality arises, Management will continue to use all available resources in its endeavor to successfully complete a business combination.

     The Company does not presently have the funds or a source for funds to repay its indebtedness. No assurance can be given as to the ultimate source of the funds which may be used to repay the indebtedness. In the absence of the ability to repay the indebtedness and in the absence of a satisfactory restructuring of the indebtedness, the Company would be faced with a potential default of its indebtedness, which may adversely affect its ability to continue in business. The continued viability of the Company is therefore predicated on the continued financial support of Mr. Brooks, of which there is no assurance.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     The Company appointed a new firm of independent auditors during the fiscal year ending September 30, 1999. There were no disagreement with the Company's prior independent auditors regarding any matter of accounting principles or practices or financial statements disclosures.


                              FINANCIAL STATEMENTS


See Audited Financial Statements as attached hereto.

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             FOUNTAIN COLONY VENTURES, INC.




Dated: November 4, 1999                      /s/ Patrick C. Brooks
                                             ---------------------
                                             Patrick C. Brooks
                                             Director, President and Secretary

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                              FINANCIAL STATEMENTS

                      For the Year Ended September 30, 1999







Independent Auditor's Report...............................................F-1

Financial Statements:

Balance Sheet..............................................................F-2

Statement of Operations....................................................F-3

Statement of Stockholders' Equity..........................................F-4

Statement of Cash Flows....................................................F-5

Notes to Financial Statements............................................F-6-F-8

                               GERALD R. PERLSTEIN
                           Certified Public Accountant
                      1260 S. Beverly Glen Blvd., Suite 106
                              Los Angeles, CA 90024

                  Telephone (310) 275 4650 Fax. (310) 275 4611




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Board of Directors
FOUNTAIN COLONY VENTURES INC.
Los Angeles, California



I have audited the accompanying statements of financial position of FOUNTAIN COLONY VENTURES INC. (formerly Fountain Colony Holding Corporation) as of September 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FOUNTAIN COLONY VENTURES INC. (formerly Fountain Colony Holding Corporation) as of September 30, 1999 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.




/s/ Gerald R. Perlstein
-----------------------
Gerald R. Perlstein
Los Angeles, California

November 15, 1999

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                                  BALANCE SHEET

                               September 30, 1999
                               ------------------




                                     ASSETS
                                     ------




Current Assets:                                                          None
---------------

Other Assets:
-------------
    Organizational costs, Net                                         $   3,180
                                                                      ---------

         Total Assets                                                 $   3,180
                                                                      =========




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:
--------------------
    Due to Stockholder                                                   26,100
                                                                      ---------

         Total Liabilities                                               26,100
                                                                      ---------


Stockholders' Equity
--------------------
    Preferred Stock - 10,000,000 shares authorized;
         issued and outstanding - none @ $.001 par value

    Common Stock - 50,000,000 shares authorized;
         issued and outstanding 900,000 shares @ $.001 par value            900

    Paid-in-capital                                                     232,677

    Accumulated deficit                                                (256,497)
                                                                      ---------

         Total Stockholders' Equity                                     (22,920)
                                                                      ---------

         Total Liabilities and Stockholders' Equity                   $   3,180
                                                                      =========


   The accompanying notes are an integral part of these financial statements.

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                             STATEMENT OF OPERATIONS

                      For The Year Ended September 30, 1999






Operating Expenses:

    Amortization
    General and administrative                                          $    420
                                                                          12,500
                                                                        --------

    Total operating Expenses                                              12,920
                                                                        --------

Net loss                                                                $ 12,920
                                                                        ========


Weighted number of shares outstanding:                                   900,000
                                                                        ========


Net loss per share                                                      $  0.001
                                                                        ========









    The accompanying notes are an integral part of the financial statements.



                                 FOUNTAIN COLONY VENTURES INC.
                        (Formerly Fountain Colony Holding Corporation)

                               STATEMENT OF STOCKHOLDERS' EQUITY

                             For The Year Ended September 30, 1999


                                     Common Stock                                     Total
                                ----------------------     Paid-In-  Accumulated  Stockholders'
                                 Number        Amount      Capital     Deficit       Equity
                                 ------        ------      -------     -------       ------

Balance September 30, 1994        270,000    $     270    $ 203,307   $(223,577)   $ (20,000)


Net loss for period                                                      (5,000)      (5,000)
                                ---------    ---------    ---------   ---------    ---------


Balance September 30, 1995        270,000          270      203,307    (228,577)     (25,000)


Net loss for period                                                      (5,000)      (5,000)
                                ---------    ---------    ---------   ---------    ---------


Balance September 30, 1996        270,000          270      203,307    (233,577)     (30,000)


Issuance of common stock
   for payment of liabilities     630,000          630       29,370                   30,000


Net loss for period                                                      (5,000)      (5,000)
                                ---------    ---------    ---------   ---------    ---------


Balance September 30, 1997        900,000          900      232,677    (238,577)      (5,000)


Net loss for period                                                      (5,000)      (5,000)
                                ---------    ---------    ---------   ---------    ---------


Balance September 30, 1998        900,000          900      232,677    (243,577)     (10,000)


Net loss for period                                                     (12,920)     (12,920)
                                ---------    ---------    ---------   ---------    ---------

Balance September 30, 1999        900,000    $     900    $ 232,677   $(256,497)   $ (22,920)
                                =========    =========    =========   =========    =========



           The accompanying notes are an integral part of the financial statements.

                                             F-4

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                             STATEMENT OF CASH FLOWS

                      For The Year Ended September 30, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                                                $(12,920)

Adjustments to reconcile net loss to net cash provided
    by operating activities
         Amortization                                                       420
         Increase in organizational costs                                (3,600)
         Increase in due to stockholder                                  16,100
                                                                       --------


NET CASH USED BY OPERATING ACTIVITIES                                         0
                                                                       --------


CASH FLOWS FROM INVESTING ACTIVITIES                                          0
                                                                       --------


CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                                    0
    Proceeds from contributed capital                                         0
                                                                       --------
    Net cash provided by financing activities                                 0
                                                                       --------


NET INCREASE (DECREASED) IN CASH                                              0


CASH BALANCE, BEGINNING OF PERIOD                                             0
                                                                       --------


CASH BALANCE, END OF PERIOD                                                   0
                                                                       ========




    The accompanying notes are an integral part of the financial statements.

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                          NOTES TO FINANCIAL STATEMENTS

                      For The Year Ended September 30, 1999



Note 1 Summary of Significant Accounting Policies
-------------------------------------------------

     (a)  Organization and Business Activities:

          The Company was incorporated on May 6, 1988 under the laws of the State of Delaware under the name Argyle Funding, Incorporated. The Company changed its name to Fountain Colony Holding Corporation effective January 2, 1991. The Company has been inactive since October 1994. The Company changed its name to Fountain Colony Ventures Inc. effective February 19, 1999 (see Note 2). The Company's business purpose is to seek business opportunities, including acquisitions and mergers, which management believes offers long term growth potential, and does not propose to engage in any activity prior to this combination.

     (b)  Fiscal Year:

          The Company operates on a September 30 fiscal year end.

     (c)  Basis of Operation:

          The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

     (d)  Loss Per Share:

          Loss per share of common stock is computed using the weighted average number of common shares outstanding during the periods shown.

     (e)  Use of Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     (f)  Organizational Costs:

          Organizational costs consist of costs incurred for professional services at the reorganization of the Company in February 1999 and is being amortized over a five year period.

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                     NOTES TO FINANCIAL STATEMENTS continued

                      For The Year Ended September 30, 1999



     (g)  Prior Audits:

          The financial statements of the Company for the years ended September 30, 1998, 1997, 1996 and 1995 were audited by other auditors whose report were dated October, 1998, and expressed unqualified opinions of those financial statements.

     (h)  Statement of Cash Flow:

          Supplemental disclosure of cash flow information is as follows:

          There has been no cash paid for interest or taxes for the year ended September 30, 1999.


Note 2 Plan and Agreement of Merger
-----------------------------------

     A Plan and Agreement of Merger was made as of the 19th day of February, 1999, between Fountain Colony Ventures Inc., a Colorado corporation (the "Subsidiary Corporation"), and Fountain Colony Holding Corporation, a Delaware corporation (the "Parent Corporation") to effect a change of domicile from Delaware to Colorado.

     At the date of the merger, the Parent Corporation was authorized to issue one million two hundred and fifty thousand (1,250,000) shares of Common Stock, par value $.001 per share, of which nine hundred thousand (900,000) shares were issued and outstanding and the Subsidiary Corporation was authorized to issue fifty million (50,000,000) shares of Common Stock, par value $.001 per share, of which one hundred (100) shares were issued and outstanding, and owned by the Parent Corporation.

     The Parent Corporation was merged with and into the Subsidiary Corporation, and the Subsidiary Corporation became the surviving corporation in accordance with the laws of the State of Delaware and the State of Colorado.

     On the effective date of the merger, all of the issued and outstanding shares of stock of the Subsidiary Corporation held in the name of the Parent Corporation was canceled, and the issued and outstanding Common Stock, par value $.001, of the Parent Corporation was converted into shares of Common Stock par value $.001, of the Subsidiary Corporation as follows: each holder of Common Stock of the Parent Corporation received one share of Common Stock, par value $.001 of the Subsidiary for each share of Common Stock, par value $.001, held in the Parent Corporation.

                          FOUNTAIN COLONY VENTURES INC.
                 (Formerly Fountain Colony Holding Corporation)

                     NOTES TO FINANCIAL STATEMENTS continued

                      For The Year Ended September 30, 1999



Note 3 Due to Related Party
---------------------------

     In order to effect the merger, as outlined in Note 2 above, the President of the Company paid various costs for professional services totaling $3,600, which has been capitalized as organizational costs and accrued as a liability.

     In addition, the President paid various fees for auditing and accounting services totaling $5,000, and has accrued office rent and secretarial services of $7,500 during the fiscal year.

     A total of $10,000 had been accrued for general and administrative costs during the fiscal years ending September 30, 1997 and 1998.

Note 4 Income Taxes
-------------------

     At September 30, 1999, the Company has a federal operating loss carryforward of $256,497 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law.

     The net operating losses will expire at various dates commencing in the year 2004 through 2019.

     The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonable assured by future profitability.

Note 5 Commitments
------------------

     The Company has no outstanding commitments or obligations, nor is it a party to any litigation. The Company presently utilizes office space and secretarial services provided by its President at a cost of $750 per month.

Note 6 Issuance of Stock
------------------------

     Effective August 28, 1997, the Company issued 630,000 shares of common stock in consideration for the payment of liabilities totaling $30,000 as of the fiscal year ended September 30, 1996. Of the share issuance, 330,000 shares were issued to an officer/director in consideration for the payment of $15,000 of these liabilities and 300,000 shares were issued to other parties in consideration for the payment of $15,000 of these liabilities.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998


Accountant's Report ...................................................... F-10

Financial Statements

 Balance Sheets -
              Assets, Liabilities and Stockholders' Equity................ F-11

    Statement of Operations .............................................. F-12

    Statement of Stockholders' Equity .................................... F-13

    Statements of Cash Flows ............................................. F-15

Notes to Financial Statements ............................................ F-16

                              Henry Schiffer, CPA
                           A Professional Corporation
           315 South Beverly Drive, Suite 302 Beverly Hills, CA 90212
                     Phone: 310.286.6830 Fax: 310.286.6840







                               ACCOUNTANT'S REPORT


To The Board of Directors and Stockholders
Fountain Colony Holding Corporation

I have audited the accompanying balance sheets of Fountain Colony Holding Corporation (Formerly Argyle Funding, Incorporated) at September 30, 1998 and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Fountain Colony Holding Corporation at September 30, 1998 and the results of its operations, stockholders' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/ Henry Schiffer
----------------------
Henry Schiffer
Certified Public Accountant


                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                               SEPTEMBER 30, 1998

                                  BALANCE SHEET


                                     ASSETS
                                     ------


Current Assets:
Cash                                                       0
                                                    --------
     Total  Current Assets                                 0
                                                    --------
Investment (note 1e and 2)                                 0
                                                    --------

Total Assets                                               0
                                                    ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:

Accrued expenses                                      10,000
                                                    --------

Total Liabilities                                     10,000
                                                    --------

Stockholders' Equity:

Preferred stock - 1,000,000 shares
    Authorized; issued and outstanding
    none; $.01 par value                                --          --          --
Common stock - 1,250,000 shares authorized;
    issued and outstanding  900,000 shares at
    September 30, 1998,  @ $.001 par value
    (Notes 3, 4, 7 and 8)                                900
Paid in capital                                      232,677
Deficit accumulated during the
    development stage                               (243,577)   (233,577)   (228,577)
                                                    --------    --------    --------

     Total Stockholders' Equity (deficit)            (10,000)    (30,000)    (25,000)
                                                    --------    --------    --------

       Total Liabilities and Stockholders' Equity          0           0           0
                                                    ========    ========    ========


   The accompanying notes are an integral part of these financial statements.

                                      F-11

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                             STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED SEPTEMBER 30, 1998



Operating Expenses:

  Selling, G and A                                                        5,000
                                                                       --------

     Total operating expenses                                             5,000
                                                                       --------

Net (loss)                                                               (5,000)
                                                                       ========

Weighted number of shares outstanding:                                  900,000
                                                                       ========

Net (loss) per share                                                   nil
                                                                       ========



   The accompanying notes are an integral part of these financial statements.



                                   FOUNTAIN COLONY HOLDING CORPORATION
                                 (Formerly Argyle Funding, Incorporated)

                                    STATEMENT OF SHAREHOLDERS' EQUITY
                                     INCEPTION TO SEPTEMBER 30, 1998


                                         Common Shares             Paid In     Accumulated   Stockholders'
                                     Shares         Amount         Capital       Deficit        Equity
                                     ------         ------         -------       -------        ------
May 6, 1988 to Sept
   30, 1988                                                                           (101)          (101)

Sale of common stock
   Feb 16, 1989                        520,000            520          4,480                        5,000

    Oct. 1, 1998 to Sept
    30, 1989                           120,000            120         59,880                       60,000

Net (loss) Oct. 1, 1988
   to Sept. 30, 1989                                                               (16,390)       (16,390)

Net (loss) Oct. 1, 1989
   to Sept. 30, 1990                                                               (38,667)       (38,667)
                                   -----------    -----------    -----------   -----------    -----------

Balance Sept. 30, 1990                 640,000            640         64,360       (55,158)         9,842

Surrender of shares by
   Shareholder                        (100,000)          (100)           100                            0

Issuance of common stock
   for acquisition of Pursuit
   Capital Corporation              10,260,000         10,260        128,317                      138,577
   October 25, 1990

December 17, 1990
    40:1 reverse stock split       (10,530,000)       (10,530)        10,530                            0

Net (loss) Oct. 1, 1990
   to Sept. 30, 1991                                                               (26,205)       (26,205)
                                   -----------    -----------    -----------   -----------    -----------

   Balance Sept. 30, 1991              270,000            270        203,307       (81,363)       122,214

Cash dividend in lieu
    of stock of Pursuit Ventures                                                    (1,216)        (1,216)

Net (loss) Oct. 1, 1991
   to Sept. 30, 1992                                                              (127,076)      (127,076)
                                   -----------    -----------    -----------   -----------    -----------

   Balance Sept. 30, 1992              270,000            270        203,307      (209,655)        (6,078)




                The accompanying notes are an integral part of these financial statements.

                                                    F-13



                          FOUNTAIN COLONY HOLDING CORPORATION
                        (Formerly Argyle Funding, Incorporated)

                           STATEMENT OF SHAREHOLDERS' EQUITY
                            INCEPTION TO SEPTEMBER 30, 1998



                                   Common Shares         Paid In  Accumulated  Stockholders'
                                 Shares      Amount      Capital    Deficit      Equity
                                 ------      ------      -------    -------      ------

Balance Sept. 30, 1992           270,000         270     203,307   (209,655)     (6,078)

Net (loss) Oct. 1, 1992
   to Sept. 30, 1993                                                 (7,960)     (7,960)
                                --------    --------    --------   --------    --------

Balance Sept. 30, 1993           270,000         270     203,307   (215,615)    (14,038)

Net (loss) Oct. 1, 1993
   to Sept. 30, 1994                                                 (5,962)     (5,962)
                                --------    --------    --------   --------    --------

     Balance Sept.30, 1994       270,000         270     203,307   (223,577)    (20,000)

Net (loss) Oct. 1, 1994
   to Sept. 30, 1995                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

     Balance Sept. 30, 1995      270,000         270     203,307   (228,577)    (25,000)

Net (loss) Oct. 1, 1995
   to Sept. 30, 1996                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

     Balance Sept. 30, 1996      270,000         270     203,307   (233,577)    (30,000)

Issuance of common stock
   for payment of liabilities
     Note 8                      630,000         630      29,370                 30,000

Net (loss) Oct. 1, 1996
   to Sept. 30, 1997                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

Balance Sept. 30, 1997           900,000         900     232,677   (238,577)     (5,000)

Net (loss) Oct. 1, 1997
   to Sept. 30, 1998                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

Balance Sept. 30, 1998           900,000         900     232,677   (243,577)    (10,000)
                                ========    ========    ========   ========    ========



      The accompanying notes are an integral part of these financial statements.

                                         F-14

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED SEPTEMBER 30, 1998



CASH FLOWS FROM OPERATING
      ACTIVITIES

Net (loss) for the year                                                  (5,000)

Adjustments to reconcile net income to net cash provided by operating activities

    Increase in accrued expenses                                          5,000
                                                                         ------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                     0
                                                                         ------

NET INCREASE (DECREASE) IN CASH                                               0

CASH BALANCE, BEGINNING OF PERIOD                                             0
                                                                         ------

CASH BALANCE, END OF PERIOD                                                   0
                                                                         ======




   The accompanying notes are an integral part of these financial statements.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



Note 1 Summary of Significant Accounting Policies
-------------------------------------------------

     This summary of significant accounting policies of Fountain Colony Holding Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Business Activities:

          The Company was incorporated on May 6, 1988 under the laws of the State of Delaware under the name Argyle Funding, Incorporated. The Company changed its name to Fountain Colony Holding Corporation effective January 2, 1991.

          The Company's business purpose is to seek out business  opportunities,
          including   acquisitions,   that  the  Board  of  Directors,   in  its
          discretion, believes to be good opportunities.

     (b)  Depreciation:

          Depreciation is provided by the straight-line method at rated calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, are charged to income as incurred.

     (c)  Fiscal Year:

          The Company operates on a September 30 fiscal year end.

     (d)  Basis of Operation:

          The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

     (e)  Principles  of   previously   reported   Consolidation   of  financial
          statements:

          The accompanying financial statements include the accounts of Fountain Colony Holding Corporation and previous subsidiaries as listed below. All significant inter company balances and transactions have been eliminated.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



Note 1 Summary of Significant Accounting Policies (continued)
-------------------------------------------------------------

     (e)  Principles of Consolidation: (continued)

          a. Pursuit Capital Corporation was acquired on October 25, 1990 for 10,260,000 shares of common stock (retroactively reflected at
               255,500 shares after the 40 for 1 reverse stock split). The acquired Company was in the business of venture capital activities. Pursuit Capital was voluntarily dissolved by the Company effective August 5, 1994.

          b. Pursuit Venture Corporation was formed on December 7, 1990 as a wholly owned subsidiary of Fountain Colony Holding Corporation. The Company purchased 270,000 shares with a par value of $.001 and paid $5,000 for the stock. Pursuit Venture was a wholly owned subsidiary through September 30, 1991. In 1992 the Company distributed 257,844 shares of the common stock of Pursuit Venture Corporation to the existing shareholders of the Company and the Company carries the investment in Pursuit Venture remaining held stock of 12,156 shares at $0.

          c. Effective September 30, 1995 the Company has no consolidating subsidiaries as Pursuit Capital was voluntarily dissolved and substantially all the shares of Pursuit Venture Corporation have been distributed.


Note 2 Capitalization of the Company
------------------------------------

     On February 16, 1989, the Company issued 520,000 shares of common stock for a total consideration of $5,000. These shares were restricted securities under Rule 144 of the Securities Act of 1933. As such, these shares were not available to be sold or traded for a period of two years which ended on February 16, 1991.

Note 3 Public Offering
----------------------

     The Company filed a Form S-18 public offering with the Securities and Exchange Commission. The Company sold 10,000 units at a price of $6.00 per unit. Each unit consists of 12 shares of its publicly registered common stock, 12 Class A redeemable common stock warrants, 12 Class B redeemable common stock purchase warrants and 12 Class C redeemable common stock purchase warrants. As of September 30, 1989 all 10,000 units (120,000 shares) were sold and the gross proceeds of the offering, $60,000, were received by the Company.

Note 4 Acquisition and Formation of Subsidiary
----------------------------------------------

     Pursuit Capital Corporation was acquired on October 25, 1990 for 10,260,000 shares of common stock (retroactively reflected at 255,500 shares after the 40 for 1 reverse stock split). The Company was acquired under the purchase method of accounting. The sole asset of the Company reflected as of the date of acquisition was cash and certificates of deposit totaling $138,577.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998


Note 4 Acquisition and Formation of Subsidiary (continued):
-----------------------------------------------------------

     Pursuit Venture Corporation was formed on December 7, 1990. The initial capitalization of Pursuit Venture was based on the issuance of 270,000 shares of common stock to the Company for a purchase price of $5,000. The Company then loaned the newly formed subsidiary $30,000. This $30,000 was spent by the subsidiary and accordingly was reflected in the consolidated financials as operating expenses of the Company in fiscal 1991. However, in 1992 the Company distributed 257,844 of Pursuit Venture's common stock that terminated the parent company-subsidiary relationship.

Note 5 Income Taxes
-------------------

     At September 30, 1998, the Company has a federal operating loss carryforward of $243,577 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law.

     The net operating losses will expire at various dates commencing in the year 2004 through 2009.

     The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonable assured by future profitability.

     The following is a summary of deferred taxes:

                        Deferred asset        $ 77,000
                        Valuation allowance    (77,000)
                                              --------
                                                     0
                                              ========


Note 6 Options & Warrants
-------------------------

     The Company has not adopted a stock option plan and there are no outstanding warrants.

Note 7 Dividend Policy
----------------------

     The Company has not yet adopted a policy regarding dividends. However, as a result of the stock distribution of Pursuit Venture Corporation to shareholders of the Company, cash in the amount of $1,216 was distributed as a dividend in lieu of the stock of Pursuit Venture at the option of the shareholders in fiscal year 1992.

Note 8 Issuance of Stock
------------------------

     Effective August 28, 1997, the Company issued 630,000 shares of common stock in consideration for the payment of liabilities totaling $30,000 as of the fiscal year ended September 30, 1996. Of the share issuance, 330,000 shares were issued to an officer/director in consideration for the payment of $15,000 of these liabilities and 300,000 shares were issued to other parties in consideration for the payment of $15,000 of these liabilities.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                              FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1997, 1996, AND 1995


Accountant's Report ......................................................  F-20

Financial Statements

 Balance Sheets -

    Assets, Liabilities and Stockholders' Equity..........................  F-21

    Income Statements ....................................................  F-22

    Statement of Cash Flows ..............................................  F-23

    Statements of Stockholders' Equity ...................................  F-24

Notes to Financial Statements ............................................  F-26

                              Henry Schiffer, CPA
                           A Professional Corporation
           315 South Beverly Drive, Suite 302 Beverly Hills, CA 90212
                     Phone: 310.286.6830 Fax: 310.286.6840







                               ACCOUNTANT'S REPORT


To The Board of Directors and Stockholders
Fountain Colony Holding Corporation

I have audited the accompanying balance sheets of Fountain Colony Holding Corporation (Formerly Argyle Funding, Incorporated) at September 30, 1997, September 30, 1996 and September 30, 1995 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Fountain Colony Holding Corporation at September 30, 1997, September 30, 1996 and September 30, 1995 and the results of its operations, stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.




/s/ Henry Schiffer
------------------
Henry Schiffer
Certified Public Accountant



                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                                 BALANCE SHEETS


                                     ASSETS
                                     ------

                                                              September 30,
                                                    --------------------------------
Current Assets:                                       1997        1996        1995
---------------                                       ----        ----        ----
Cash                                                       0           0           0
                                                    --------    --------    --------

     Total  Current Assets                                 0           0           0
                                                    --------    --------    --------
Investment (note 1e and 2)                                 0           0           0
                                                    --------    --------    --------

Total Assets                                               0           0           0
                                                    ========    ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:

Accrued expenses                                       5,000      30,000      25,000
                                                    --------    --------    --------

Total Liabilities                                      5,000      30,000      25,000
                                                    --------    --------    --------

Stockholders' Equity:

Preferred stock - 1,000,000 shares
    Authorized; issued and outstanding
    none; $.01 par value                                --          --          --
Common stock - 1,250,000 shares authorized;
    issued and outstanding 900,000 shares at
    September 30, 1997, 270,000 shares
    at September 30, 1996 and 1995;
    @ $.001 par value (Notes 3, 4, 7 and 8)              900         270         270
Paid in capital                                      232,677     203,307     203,307
Deficit accumulated during the
     development stage                              (238,577)   (233,577)   (228,577)
                                                    --------    --------    --------
     Total Stockholders' Equity (deficit)             (5,000)    (30,000)    (25,000)
                                                    --------    --------    --------

       Total Liabilities and Stockholders' Equity          0           0           0
                                                    ========    ========    ========


   The accompanying notes are an integral part of these financial statements.

                                      F-21

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                            STATEMENTS OF OPERATIONS



                                                          September 30,
                                               --------------------------------
                                                 1997        1996        1995
                                                 ----        ----        ----
Operating Expenses:

  Selling, G and A                                5,000       5,000       5,000
                                               --------    --------    --------

     Total operating expenses                     5,000       5,000       5,000
                                               --------    --------    --------

Net (loss)                                       (5,000)     (5,000)     (5,000)
                                               ========    ========    ========



Weighted number of shares outstanding:          322,500     270,000     270,000
                                               ========    ========    ========


Net (loss) per share                               (.02)       (.02)       (.02)
                                               ========    ========    ========



   The accompanying notes are an integral part of these financial statements.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                            STATEMENTS OF CASH FLOWS



                                                           September 30,
                                                   ----------------------------
                                                    1997       1996       1995
                                                    ----       ----       ----
CASH FLOWS FROM OPERATING
      ACTIVITIES

Net (loss)  for the year                           (5,000)    (5,000)    (5,000)

Adjustments to reconcile net income to net cash provided by operating activities

    Increase in accrued expenses                    5,000      5,000      5,000
                                                   ------     ------     ------

NET CASH PROVIDED BY OPERATING ACTIVITIES               0          0          0
                                                   ------     ------     ------

NET INCREASE (DECREASE) IN CASH                         0          0          0

CASH BALANCE, BEGINNING OF PERIOD                       0          0          0
                                                   ------     ------     ------

CASH BALANCE, END OF PERIOD                             0          0          0
                                                   ======     ======     ======




   The accompanying notes are an integral part of these financial statements.



                                   FOUNTAIN COLONY HOLDING CORPORATION
                                 (Formerly Argyle Funding, Incorporated)

                                    STATEMENT OF SHAREHOLDERS' EQUITY
                                     INCEPTION TO SEPTEMBER 30, 1997


                                         Common Shares            Paid In      Accumulated   Stockholders'
                                     Shares         Amount        Capital        Deficit        Equity
                                     ------         ------        -------        -------        ------
May 6, 1988 to Sept
   30, 1988                                                                           (101)          (101)

Sale of common stock
   Feb 16, 1989                        520,000            520          4,480                        5,000

    Oct. 1, 1998 to Sept
    30, 1989                           120,000            120         59,880                       60,000

Net (loss) Oct. 1, 1988
   to Sept. 30, 1989                                                               (16,390)       (16,390)

Net (loss) Oct. 1, 1989
   to Sept. 30, 1990                                                               (38,667)       (38,667)
                                   -----------    -----------    -----------   -----------    -----------

Balance Sept. 30, 1990                 640,000            640         64,360       (55,158)         9,842

Surrender of shares by
   Shareholder                        (100,000)          (100)           100                            0

Issuance of common stock
   for acquisition of Pursuit
   Capital Corporation              10,260,000         10,260        128,317                      138,577
   October 25, 1990

December 17, 1990
    40:1 reverse stock split       (10,530,000)       (10,530)        10,530                            0

Net (loss) Oct. 1, 1990
   to Sept. 30, 1991                                                               (26,205)       (26,205)
                                   -----------    -----------    -----------   -----------    -----------

   Balance Sept. 30, 1991              270,000            270        203,307       (81,363)       122,214

Cash dividend in lieu
    of stock of Pursuit Ventures                                                    (1,216)        (1,216)

Net (loss) Oct. 1, 1991
   to Sept. 30, 1992                                                              (127,076)      (127,076)
                                   -----------    -----------    -----------   -----------    -----------

   Balance Sept. 30, 1992              270,000            270        203,307      (209,655)        (6,078)




               The accompanying notes are an integral part of these financial statements.

                                                   F-24

                          FOUNTAIN COLONY HOLDING CORPORATION
                        (Formerly Argyle Funding, Incorporated)

                           STATEMENT OF SHAREHOLDERS' EQUITY
                            INCEPTION TO SEPTEMBER 30, 1997


                                    Common Shares        Paid In  Accumulated  Stockholders'
                                  Shares     Amount      Capital    Deficit     Equity
                                  ------     ------      -------    -------     ------


Balance Sept. 30, 1992           270,000         270     203,307   (209,655)     (6,078)

Net (loss) Oct. 1, 1992
   to Sept. 30, 1993                                                 (7,960)     (7,960)
                                --------    --------    --------   --------    --------

Balance Sept. 30, 1993           270,000         270     203,307   (215,615)    (14,038)

Net (loss) Oct. 1, 1993
   to Sept. 30, 1994                                                 (5,962)     (5,962)
                                --------    --------    --------   --------    --------

     Balance Sept.30, 1994       270,000         270     203,307   (223,577)    (20,000)

Net (loss) Oct. 1, 1994
   to Sept. 30, 1995                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

     Balance Sept. 30, 1995      270,000         270     203,307   (228,577)    (25,000)

Net (loss) Oct. 1, 1995
   to Sept. 30, 1996                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

     Balance Sept. 30, 1996      270,000         270     203,307   (233,577)    (30,000)

Issuance of common stock
   for payment of liabilities    630,000         630      29,370                 30,000
     Note 8

Net (loss) Oct. 1, 1996
   to Sept. 30, 1997                                                 (5,000)     (5,000)
                                --------    --------    --------   --------    --------

Balance Sept. 30, 1997           900,000         900     232,677   (238,577)     (5,000)
                                ========    ========    ========   ========    ========



      The accompanying notes are an integral part of these financial statements.

                                       F-25

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996, AND 1995




Note 1 Summary of Significant Accounting Policies
-------------------------------------------------

     This summary of significant accounting policies of Fountain Colony Holding Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Business Activities:

          The Company was incorporated on May 6, 1988 under the laws of the State of Delaware under the name Argyle Funding, Incorporated. The Company changed its name to Fountain Colony Holding Corporation effective January 2, 1991.

          The Company's business purpose is to seek out business  opportunities,
          including   acquisitions,   that  the  Board  of  Directors,   in  its
          discretion, believes to be good opportunities.

     (b)  Depreciation:

          Depreciation is provided by the straight-line method at rated calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, are charged to income as incurred.

     (c)  Fiscal Year:

          The Company operates on a September 30 fiscal year end.

     (d)  Basis of Operation:

          The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

     (e)  Principles  of   previously   reported   Consolidation   of  financial
          statements:

          The accompanying financial statements include the accounts of Fountain Colony Holding Corporation and previous subsidiaries as listed below. All significant inter company balances and transactions have been eliminated.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996, AND 1995



     (e)  Principles of Consolidation: (continued)

          a. Pursuit Capital Corporation was acquired on October 25, 1990 for 10,260,000 shares of common stock (retroactively reflected at
               255,500 shares after the 40 for 1 reverse stock split). The acquired Company was in the business of venture capital activities. Pursuit Capital was voluntarily dissolved by the Company effective August 5, 1994.

          b. Pursuit Venture Corporation was formed on December 7, 1990 as a wholly owned subsidiary of Fountain Colony Holding Corporation. The Company purchased 270,000 shares with a par value of $.001 and paid $5,000 for the stock. Pursuit Venture was a wholly owned subsidiary through September 30, 1991. In 1992 the Company distributed 257,844 shares of the common stock of Pursuit Venture Corporation to the existing shareholders of the Company and the Company carries the investment in Pursuit Venture remaining held stock of 12,156 shares at $0.

          c. Effective September 30, 1995 the Company has no consolidating subsidiaries as Pursuit Capital was voluntarily dissolved and substantially all the shares of Pursuit Venture Corporation have been distributed.

Note 2 Capitalization of the Company
------------------------------------

     On February 16, 1989, the Company issued 520,000 shares of common stock for a total consideration of $5,000. These shares were restricted securities under Rule 144 of the Securities Act of 1933. As such, these shares were not available to be sold or traded for a period of two years which ended on February 16, 1991.

Note 3 Public Offering
----------------------

     The Company filed a Form S-18 public offering with the Securities and Exchange Commission. The Company sold 10,000 units at a price of $6.00 per unit. Each unit consists of 12 shares of its publicly registered common stock, 12 Class A redeemable common stock warrants, 12 Class B redeemable common stock purchase warrants and 12 Class C redeemable common stock purchase warrants. As of September 30, 1989 all 10,000 units (120,000 shares) were sold and the gross proceeds of the offering, $60,000, were received by the Company.

Note 4 Acquisition and Formation of Subsidiary
----------------------------------------------

     Pursuit Capital Corporation was acquired on October 25, 1990 for 10,260,000 shares of common stock (retroactively reflected at 255,500 shares after the 40 for 1 reverse stock split). The Company was acquired under the purchase method of accounting. The sole asset of the Company reflected as of the date of acquisition was cash and certificates of deposit totaling $138,577.

                       FOUNTAIN COLONY HOLDING CORPORATION
                     (Formerly Argyle Funding, Incorporated)

                          NOTES TO FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1997, 1996, AND 1995



Note 4 Acquisition and Formation of Subsidiary (continued):
-----------------------------------------------------------

     Pursuit Venture Corporation was formed on December 7, 1990. The initial capitalization of Pursuit Venture was based on the issuance of 270,000 shares of common stock to the Company for a purchase price of $5,000. The Company then loaned the newly formed subsidiary $30,000. This $30,000 was spent by the subsidiary and accordingly was reflected in the consolidated financials as operating expenses of the Company in fiscal 1991. However, in 1992 the Company distributed 257,844 of Pursuit Venture's common stock that terminated the parent company-subsidiary relationship.

Note 5 Income Taxes
-------------------

     At September 30, 1997, the Company has a federal operating loss carryforward of $238,577 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law.

     The net operating losses will expire at various dates commencing in the year 2004 through 2009.

     The deferred tax asset consists of the future benefit of net operating loss carryforwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonable assured by future profitability.

     The following is a summary of deferred taxes:

                        Deferred asset        $ 76,000
                        Valuation allowance    (76,000)
                                              --------
                                                     0
                                              ========

Note 6 Options & Warrants
-------------------------

     The Company has not adopted a stock option plan and there are no outstanding warrants.

Note 7 Dividend Policy
----------------------

     The Company has not yet adopted a policy regarding dividends. However, as a result of the stock distribution of Pursuit Venture Corporation to shareholders of the Company, cash in the amount of $1,216 was distributed as a dividend in lieu of the stock of Pursuit Venture at the option of the shareholders in fiscal year 1992.

Note 8 Issuance of Stock
------------------------

     Effective August 28, 1997, the Company issued 630,000 shares of common stock as consideration for the payment of liabilities totaling $30,000 as of the fiscal year ended September 30, 1996. Of the share issuance, 330,000 shares were issued to an officer/director in consideration for satisfying $15,000 of those liabilities and 300,000 shares were issued to other parties in consideration for satisfying $15,000 of those liabilities.

                                INDEX OF EXHIBITS


Exhibit No.     Description
-----------     -----------

3.1*            Articles of Incorporation

3.2*            By-laws

4.1             Specimen of Stock Certificate

23.1            Consent of Experts




* Previously filed